                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                               US DIAGNOSTIC INC.
                               ------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    90328Q108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 2002
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box [ ].

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                           ------------------------------
CUSIP No. 90328Q108             13D                  Page 2 of 7 Pages
-----------------------                           ------------------------------

================================================================================

      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3            SEC USE ONLY

--------------------------------------------------------------------------------
      4            SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF           7   SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 2,411,400
    OWNED BY       -------------------------------------------------------------
      EACH             8   SHARED VOTING POWER
    REPORTING
   PERSON WITH                 -0-
                   -------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                               2,411,400
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                         2,411,400
--------------------------------------------------------------------------------
      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         10.8%
--------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                           ------------------------------
CUSIP No. 90328Q108             13D                  Page 3 of 7 Pages
-----------------------                           ------------------------------

================================================================================

      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3            SEC USE ONLY

--------------------------------------------------------------------------------
      4            SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
   NUMBER OF           7   SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 2,411,400
    OWNED BY       -------------------------------------------------------------
      EACH             8   SHARED VOTING POWER
    REPORTING
   PERSON WITH                 -0-
                   -------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                               2,411,400
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                         2,411,400
--------------------------------------------------------------------------------
      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        10.8%
--------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                           ------------------------------
CUSIP No. 90328Q108             13D                  Page 4 of 7 Pages
-----------------------                           ------------------------------

================================================================================

      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              GLEN M. KASSAN
--------------------------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3            SEC USE ONLY

--------------------------------------------------------------------------------
      4            SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
   NUMBER OF           7   SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 -0-
    OWNED BY       -------------------------------------------------------------
      EACH             8   SHARED VOTING POWER
    REPORTING
   PERSON WITH                 -0-
                   -------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                               -0-
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                         -0-
--------------------------------------------------------------------------------
      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0%
--------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                           ------------------------------
CUSIP No. 90328Q108             13D                  Page 5 of 7 Pages
-----------------------                           ------------------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate purchase price of the 2,411,400 Shares of Common Stock owned by Steel Partners II is $81,529. The Shares of Common Stock owned by Steel
Partners II were acquired with partnership funds.

     Items 5(a)-(b) are hereby amended and restated as follows:

            The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 22,317,205 Shares  outstanding,  which is the  total  number of Shares of Common  Stock  outstanding  as  reported  in the
Issuer's  Quarterly  Report on Form 10-Q for the fiscal  quarter  ended June 30,
2002.

            As of the close of  business on October 9, 2002,  Steel  Partners II beneficially owned 2,411,400 Shares of Common Stock, constituting  approximately
10.8% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 2,411,400
Shares,  constituting  approximately  10.8%  of  the  Shares  outstanding.   Mr.
Lichtenstein has sole voting and dispositive power with respect to the 2,411,400
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

            Currently, Mr. Kassan does not own any Shares of Common Stock.

     Item 5(c) is hereby amended to add the following:

            Schedule A annexed  hereto  lists all  transactions  in the Issuer's
Common  Stock since the filing of  Amendment  No. 1 to this  Schedule 13D by the
Reporting Persons. All of such transactions were effected in the open market.

-----------------------                           ------------------------------
CUSIP No. 90328Q108             13D                  Page 6 of 7 Pages
-----------------------                           ------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2002                STEEL PARTNERS II, L.P.

                                        By:    Steel Partners, L.L.C.,
                                               General Partner

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein,
                                           Chief Executive Officer

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

                                        /s/ Glen M. Kassan
                                        ----------------------------------------
                                        GLEN M. KASSAN

-----------------------                           ------------------------------
CUSIP No. 90328Q108             13D                  Page 7 of 7 Pages
-----------------------                           ------------------------------

                                   SCHEDULE A

 Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D
 ----------------------------------------------------------------------------------

 Shares of Common Stock         Price Per                       Date of
    Purchased/(Sold)            Share($)                    Purchase/(Sale)
    ----------------            --------                    ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------
       (250,000)                     $.0010                     (10/08/02)

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                 GLEN M. KASSAN
                                 --------------
                                      None